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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                              Envirosource, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.05 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  663900-10-8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                   11100 Santa Monica Boulevard, Suite 1900
                         Los Angeles, California 90025
                               (310) 444-1822
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 8, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 663900-10-8
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners II, L.P., a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,741,013 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,741,013 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.1% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 663900-10-8
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Freeman Spogli & Co., a California general partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,741,013 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,741,013 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.1% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 663900-10-8
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Bradford M. Freeman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,741,013 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,741,013 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.1% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 663900-10-8
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Ronald P. Spogli
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,741,013 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,741,013 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.1% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 663900-10-8

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      William M. Wardlaw
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          2,741,013 (See Item 5)
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      2,741,013 (See Item 5)

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      47.1% (See Item 5)
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP No. 663900-10-8

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      J. Frederick Simmons
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          2,741,013 (See Item 5)
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      2,741,013 (See Item 5)

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      47.1% (See Item 5)
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP No. 663900-10-8

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      John M. Roth
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          2,741,013 (See Item 5)
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          2,741,013 (See Item 5)
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      2,741,013 (See Item 5)

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      47.1% (See Item 5)
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      IN
------------------------------------------------------------------------------

        This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to Envirosource, Inc. (the "Issuer") on April 24, 1993, Amendment No. 1 as filed with the Commission on May 17, 1993, Amendment No. 2 filed with the Commission on August 10, 1993 and Amendment No. 3 filed with the Commission on February 12, 1996 (as amended, the "Schedule 13D").

        Items 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is amended by adding the following paragraphs after the last paragraph thereof:

        The Issuer is offering to exchange all of its outstanding senior indebtedness for a combination of cash, new subordinated indebtedness, redeemable preferred stock and common stock. In connection with the overall restructuring of the Issuer's outstanding indebtedness, the Issuer proposes to merge with ES Acquisition Corp. ("Acquisition") with the Issuer as the surviving corporation (the "Merger"), as set forth in the Agreement and Plan of Merger (the "Merger Agreement") attached hereto as Exhibit A. Pursuant to the terms of the Merger Agreement, all shares of Common Stock (other than the shares held by Acquisition) will be converted into the right to receive cash consideration of $0.20 per share. In connection with the Merger, the Common Stock would be delisted from the over the counter bulletin board.

        The Filing Persons have agreed to vote their shares of Common Stock (a) in favor of adopting the Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement and (c) against any action that would impede, interfere with, delay, postpone or attempt to discourage the Merger, pursuant to the terms of the Support Agreement attached hereto as Exhibit B.

        The information set forth in this Item 4 is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit A and the Support Agreement attached hereto as Exhibit B, which are expressly incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is hereby amended by deleting sections (a),
(b) and (c) and replacing them with the following paragraph:

        The Filing Persons believe that there are 5,813,394 shares of Common Stock outstanding. Based on such number of outstanding shares, the Filing Persons are deemed to beneficially own 2,741,013 shares (47.1%) of Common Stock. As the directors, executive officers and shareholders of FS&Co., Freeman, Spogli, Wardlaw, Simmons and Roth may be deemed to be the beneficial owners of the securities beneficially owned by FS&Co. Although Freeman, Spogli, Wardlaw, Simmons and Roth are joining in this Schedule 13D as Filing Persons, the filing of this Schedule 13D shall not be construed as an admission that they, or any of the other directors, executive officers or shareholders of FS&Co., are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by FS&Co. except to the extent of any pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs after the last paragraph thereof:

        As described in Item 4 of this Schedule 13D, the Merger Agreement attached hereto as Exhibit A sets forth the terms and conditions of the Merger and the Support Agreement attached hereto as Exhibit B sets forth certain understandings with respect to the Merger among the Issuer and the Filing Persons with respect to the voting of Common Stock held by the Filing Persons.

        The descriptions of the Merger Agreement and the Support Agreement contained in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement and the Support Agreement attached hereto as Exhibits A and B, respectively.

Item 7. Material to Be Filed as Exhibits

        Item 7 of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

        A. Agreement and Plan of Merger dated as of June 8, 2001 by and between ES Acquisition Corp. and Envirosource, Inc.

        B. Support Agreement dated as of June 8, 2001 by and between Envirosource, Inc. and FSEP II.

                                   Signature
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2001               FS EQUITY PARTNERS II, L.P.,
                                    a California limited partnership

                                    By:  Freeman Spogli & Co.
                                    Its: General Partner


                                    By: /s/ William M. Wardlaw
                                        --------------------------------------
                                        William M. Wardlaw
                                        Title: General Partner


                                    FREEMAN SPOGLI & CO.,
                                    a California general partnership


                                    By: /s/ William M. Wardlaw
                                        --------------------------------------
                                        William M. Wardlaw
                                        Title: General Partner


                                    BRADFORD M. FREEMAN

                                    /s/ Bradford M. Freeman
                                    ------------------------------------------


                                    RONALD P. SPOGLI

                                    /s/ Ronald P. Spogli
                                    ------------------------------------------


                                    WILLIAM M. WARDLAW

                                    /s/ William M. Wardlaw
                                    ------------------------------------------


                                    J. FREDERICK SIMMONS

                                    /s/ J. Frederick Simmons
                                    ------------------------------------------


                                    JOHN M. ROTH

                                    /s/ John M. Roth
                                    ------------------------------------------